Exhibit 99.1

MEDIA RELEASE

SMART Reports Third Quarter 2012 Financial Results

•	Revenue of $185.1 million
•	Gross margin of 43%
•	Adjusted EBITDA of $29.1 million
•	Adjusted Net Income of $16.7 million

CALGARY, Alberta, February 2, 2012 – SMART Technologies Inc. (Nasdaq: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced financial results for its third quarter ended December 31, 2011.

“We continued to gain traction in the business segment and expand our presence in underpenetrated geographic markets within the education segment during the third quarter,” stated Nancy Knowlton, President and CEO, SMART Technologies. “Despite the continuing difficult macro environment for education funding, the demand for our collaboration solutions is being driven by international markets for our core products, new product introductions and healthy sales growth in attachment products. In addition, we expect the momentum in our business segment to continue, as we leverage new channel relationships and our collaboration solutions continue to drive tangible business value for enterprises worldwide.”

Knowlton continued, “While the company continues to execute its growth strategy, our gross margin during the third quarter was impacted by lower projector pricing within our bundled solutions, as well as increased sales to emerging international markets. We expect to offset this decline in our gross margin through product design projects, realizing cost savings associated with the move of assembly operations to contract manufacturers in low-cost jurisdictions and the continued drive to grow sales in the business segment. In addition, we are very pleased with our ability to continue to manage our operating expenses and balance our cost structure to increase investment in the business segment. Based on our outlook for the fourth quarter, we now expect revenue for the full year fiscal 2012 to be near the low end of our previously announced guidance range of flat to down 5% for the year. We also expect that Adjusted Net Income for the full year fiscal 2012 will be approximately 10% below last year, compared to our previous guidance that it would be approximately consistent with fiscal 2011.”

GAAP Results
	Three months ended December 31,		Nine months ended December 31,
($ millions)	2011	2010	2011	2010
Revenue	$185.1	$180.9	$597.8	$622.8
Net Income	$10.9	$12.5	$34.5	$61.8

Non-GAAP Results
	Three months ended December 31,		Nine months ended December 31,
($ millions)	2011	2010	2011	2010
Adjusted EBITDA	$29.1	$34.0	$125.8	$169.4
Adjusted Net Income	$16.7	$15.9	$75.7	$84.7

Total revenue for the third quarter of fiscal 2012 was $185.1 million, an increase of 2% compared to $180.9 million in the prior-year period. Revenue for the quarter grew in both EMEA and in the Rest of the World, up 19% and 49% year over year, respectively, with North America down 10%. In terms of unit sales, 96,771 SMART Board® interactive whiteboards and interactive displays were sold in the quarter, compared to 89,705 units sold in the prior-year period. Average selling price for the third quarter was $1,283, compared to $1,370 in the prior-year period. Total revenue for the first nine months of fiscal 2012 was $597.8 million, a decrease of 4% over the prior-

year period. Revenue in the first nine months of the year increased in both EMEA and in the Rest of World, up 10% and 34% year over year, respectively, while North America declined 12%. Average selling price for the first nine months of fiscal 2012 was $1,326 compared to $1,330 in the prior-year period.

Gross profit for the third quarter of fiscal 2012 was $79.5 million, compared to $86.4 million in the prior-year period. Gross margin for the third quarter was 43%, compared to 48% for the same period last year. Gross margin was impacted by growth in international markets, increased competition in the projector market and the move of our assembly operations to contract manufacturers. We expect to realize the cost savings associated with this move in future quarters.

Adjusted EBITDA for the third quarter of fiscal 2012 was $29.1 million, representing an Adjusted EBITDA margin of 15%, compared to $34.0 million or 19% in the prior-year period. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue after adding back the net impact of deferred revenue.

GAAP net income was $10.9 million for the third quarter of fiscal 2012, compared to $12.5 million in the prior-year period. GAAP EPS was $0.09 based on 122.0 million weighted-average shares outstanding, compared to $0.10 based on 123.8 million weighted-average shares outstanding during the same period last year. GAAP net income during the quarter ended December 31, 2011, decreased due to the decrease in gross margin and additional restructuring costs related to the move of our Ottawa assembly operations, partially offset by the decreases in interest expense and income tax expense and the positive impact of the volatility of the U.S. dollar relative to the Canadian dollar on our U.S. dollar-denominated debt. Income tax expense decreased significantly compared to the prior-year period due to the decreases in gross margin and stock-based compensation, and the tax impact of foreign exchange movements.

Adjusted Net Income for the third quarter of fiscal 2012 was $16.7 million, compared to $15.9 million in the same period last year. Adjusted EPS was $0.14 based on 122.0 million weighted-average shares outstanding, compared to $0.13 based on 123.8 million weighted-average shares outstanding for the third quarter of fiscal 2011.

As of December 31, 2011 SMART had cash and cash equivalents of $83.4 million and $292.0 million of debt outstanding. During the third quarter of fiscal 2012, the company repurchased 1.7 million Class A Subordinate Voting Shares for $6.9 million.

Conference call information

SMART will host a conference call today, February 2, 2012, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America) with conference ID #42213728. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm. A replay of this conference call may also be accessed through February 12, 2012, by dialing 855.859.2056 (North America) or 404.537.3406 (outside North America). The replay pass code is 42213728.

About SMART

SMART Technologies Inc. is a leading provider of collaboration solutions that transform the way the world works and learns. We believe that collaboration and interaction should be easy. As the global leader in interactive whiteboards, we bring more than two decades of collaboration research and development to a broad range of easy-to-use, integrated solutions that free people from their desks and computer screens, so collaborating and learning with digital resources are more natural.

The SMART Technologies logo is available at www.globenewswire.com/newsroom/prs/?pkgid=7573.

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding”, “expect”, “increasing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to demand trends in international markets for our core products, new product introductions and sales growth in attachment products, continued momentum in our business segment, leverage of new channel relationships, our ability to offset gross margin decline through product design projects, the realization of cost savings associated with the move of assembly operations, continued sales growth in the business segment, our ability to continue to manage our operating expenses, our increased investment in the business segment and the attainment of our financial objectives (including revenue and Adjusted Net Income).

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Annual Information Form and in our management’s discussion and analysis for the year ended March 31, 2011, which are included in our Annual Report on Form 40-F.

The forward-looking statements speak only as of the date they are made. Except as may be required by applicable law, we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Non-GAAP financial measures

This release includes the non-GAAP financial measures Adjusted EBITDA and Adjusted Net Income. We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, acquisition costs, costs of restructuring and other (income) loss. We define Adjusted Net Income as net income before stock-based compensation, acquisition costs, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance-on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, acquisition costs, costs of restructuring, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations and Selected Other Data

(millions of U.S. dollars, except share amounts, per share amounts, percentages, units and average selling prices)

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Consolidated Statement of Operations
Revenue	$185.1	$180.9	$597.8	$622.8
Cost of sales	105.6	94.5	321.0	309.6

Gross margin	79.5	86.4	276.8	313.2
Operating expenses
Selling, marketing and administration	43.7	45.4	132.3	128.5
Research and development	12.7	13.9	38.6	38.5
Depreciation and amortization	7.6	7.2	22.9	23.9
Restructuring costs	8.7	—	13.2	—

Operating income	6.8	19.9	69.8	122.3
Non-operating expenses
Other income, net	(0.2)	(0.1)	(0.4)	(0.4)
Interest	2.9	5.3	11.1	26.8
Foreign exchange (gain) loss	(7.3)	(3.2)	14.1	3.1

Income before income taxes	11.4	17.9	45.0	92.8
Income tax expense	0.5	5.4	10.5	31.0

Net income	$10.9	$12.5	$34.5	$61.8

Earnings per share
Basic and diluted earnings per share	$0.09	$0.10	$0.28	$0.46
Weighted-average number of shares outstanding
Basic	122,032,587	123,772,791	123,150,160	133,067,015
Diluted	122,692,587	123,772,791	123,810,160	133,067,015
Period end number of shares outstanding	121,445,305	123,772,791	121,445,305	123,772,791
Selected Data
Revenue by geographic location
North America	$103.8	$115.9	$397.0	$449.0
Europe, Middle East and Africa	60.8	51.2	145.3	132.3
Rest of World	20.5	13.8	55.5	41.5

	$185.1	$180.9	$597.8	$622.8

Revenue change(1)	2.3%	15.9%	(4.0)%	26.5%
As a percent of revenue
Gross margin	42.9%	47.8%	46.3%	50.3%
Selling, marketing and administration	23.6%	25.1%	22.1%	20.6%
Research and development	6.9%	7.7%	6.5%	6.2%
Adjusted EBITDA(2)	$29.1	$34.0	$125.8	$169.4
Adjusted EBITDA as a percentage of revenue(2) (3)	15.5%	18.6%	20.8%	26.6%
Adjusted Net Income(4)	$16.7	$15.9	$75.7	$84.7
Adjusted Net Income per share(4)(5)	$0.14	$0.13	$0.61	$0.64
Total number of SMART Board interactive whiteboards sold	96,771	89,705	302,440	323,350
Average selling price of SMART Board interactive whiteboards sold(6)	$1,283	$1,370	$1,326	$1,330

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(1)	Revenue change is calculated as a percentage by comparing the increase in revenue in the period to revenue during the same period in the immediately preceding fiscal year.
(2)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in the next section and not a substitute for the GAAP equivalent.
(3)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(4)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(5)	Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic shares outstanding during the period.
(6)	Average selling price is calculated by dividing the total revenue from the sale of SMART Board interactive whiteboards, SMART Board interactive displays and SMART Board interactive whiteboards with integrated projectors by the total number of units sold.

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	December 31, 2011	March 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$83.4	$119.0
Trade receivables	118.6	105.0
Other current assets	14.4	9.3
Income taxes recoverable	5.3	—
Inventory	93.2	81.8
Deferred income taxes	12.3	12.2

	327.2	327.3
Property and equipment	107.4	117.2
Goodwill and intangible assets	68.9	76.3
Deferred income taxes	20.9	17.2
Deferred financing fees	5.4	8.2

	$529.8	$546.2

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities	$107.5	$116.1
Deferred revenue	32.7	31.5
Income taxes payable	—	2.9
Current portion of long-term debt	3.1	3.1

	143.3	153.6
Long-term debt	288.9	336.3
Other long-term liabilities	5.8	—
Deferred revenue	89.4	88.0
Deferred income taxes	9.5	11.6

	536.9	589.5
Shareholders’ deficit
Share capital	696.6	721.8
Accumulated other comprehensive loss	(8.2)	(11.9)
Additional paid-in capital	31.9	8.7
Deficit	(727.4)	(761.9)

	(7.1)	(43.3)

	$529.8	$546.2

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Nine months ended December 31,
	2011	2010
Cash provided by (used in)
Operations
Net income	$34.5	$61.8
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	25.7	27.1
Non-cash interest expense on long-term debt	2.0	6.9
Non-cash restructuring costs in other long-term liabilities	5.7	—
Stock-based compensation	7.4	5.6
Loss (gain) on foreign exchange	15.9	(0.4)
Deferred income tax recovery	(7.4)	(3.1)
Loss on disposal of property and equipment	0.2	—
Change in non-cash working capital	(44.7)	(35.0)

Cash provided by operating activities	39.3	62.9
Investing
Business acquisition	—	(74.0)
Capital expenditures	(16.4)	(20.5)
Intangible assets	—	(0.4)

Cash used in investing activities	(16.4)	(94.9)
Financing
Proceeds from IPO, net	—	134.3
Financing fees paid	—	(1.4)
Repurchase of common shares	(9.8)	—
Repayment of debt	(47.2)	(213.5)
Participant equity loan plan, net	0.2	8.2

Cash used in financing activities	(56.8)	(72.4)
Effect of exchange rate changes on cash and cash equivalents	(1.7)	4.3

Net decrease in cash and cash equivalents	(35.6)	(100.1)
Cash and cash equivalents, beginning of period	119.0	230.2

Cash and cash equivalents, end of period	$83.4	$130.1

SMART Technologies Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(millions of U.S. dollars)

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Adjusted EBITDA
Net income	$10.9	$12.5	$34.5	$61.8
Income tax expense	0.5	5.4	10.5	31.0
Depreciation in cost of sales	1.0	0.9	2.8	3.2
Depreciation and amortization	7.6	7.2	22.9	23.9
Interest expense	2.9	5.3	11.1	26.8
Foreign exchange (gain) loss	(7.3)	(3.2)	14.1	3.1
Change in deferred revenue(1)	2.9	2.2	8.3	13.3
Stock-based compensation	1.8	3.8	7.4	5.6
Acquisition costs	—	—	—	1.1
Costs of restructuring(2)	9.0	—	14.6	—
Other income, net	(0.2)	(0.1)	(0.4)	(0.4)

Adjusted EBITDA(3)	$29.1	$34.0	$125.8	$169.4

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $11.6 million and $7.8 million in the three months ended December 31, 2011 and 2010, respectively, and we deferred revenue of $33.5 million and $28.2 million in the nine months ended December 31, 2011 and 2010, respectively.
(2)	Includes restructuring costs of $8.7 million and $13.2 million disclosed in the Company’s Consolidated Statement of Operations in the three and nine months ended December 31, 2011, respectively, and $0.3 million and $1.4 million in raw materials inventory write-offs in the three and nine months ended December 31, 2011, respectively, related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.
(3)	Adjusted EBITDA is a non-GAAP measure and is not a substitute for the GAAP equivalent.

	Three months ended December 31,		Nine months ended December 31,
	2011	2010	2011	2010
Adjusted Net Income
Net income	$10.9	$12.5	$34.5	$61.8
Adjustments to net income
Amortization of intangible assets	2.4	2.4	7.2	6.6
Foreign exchange (gain) loss	(7.3)	(3.2)	14.1	3.1
Change in deferred revenue	2.9	2.2	8.3	13.3
Stock-based compensation	1.8	3.8	7.4	5.6
Acquisition costs	—	—	—	1.1
Costs of restructuring(1)	9.0	—	14.6	—

	8.8	5.2	51.6	29.7
Tax impact on adjustments(2)	3.0	1.8	10.4	6.8

Adjustments to net income, net of tax	5.8	3.4	41.2	22.9

Adjusted Net Income(3)	$16.7	$15.9	$75.7	$84.7

Adjusted Net Income per share
Basic and diluted earnings per share	$0.09	$0.10	$0.28	$0.46
Adjustments to net income, net of tax, per share	0.05	0.03	0.33	0.18

Adjusted Net Income per share	$0.14	$0.13	$0.61	$0.64

(1)	Includes restructuring costs of $8.7 million and $13.2 million disclosed in the Company’s Consolidated Statement of Operations in the three and nine months ended December 31, 2011, respectively, and $0.3 million and $1.4 million in raw materials inventory write-offs in the three and nine months ended December 31, 2011, respectively, related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.
(2)	Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange (gain) loss is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.
(3)	Adjusted Net Income is a non-GAAP measure and is not a substitute for the GAAP equivalent.

For more information, please contact

Media contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

Investor contact

Seth Potter

ICR

Phone 1.877.320.2241

E-mail ir@smarttech.com

© 2012 SMART Technologies. SMART Board, smarttech and the SMART logo are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

Please note that SMART is written in all capital letters.